April 15, 2016

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	WP Trust, File No. 811-23086 (the “Trust”)

Dear Ladies and Gentlemen:

At the request of Ms. Marianne Dobelbower of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Trust’s response to written comments received from Ms. Dobelbower on March 1, 2016 in connection with the review of the Trust’s Registration Statement on Form N-1A, filed electronically on January 15, 2016. Set forth below is a summary of the comments received from Ms. Dobelbower and the Trust’s responses thereto.

Prospectus

1.	Comment: Be more specific on the Fund’s put and call strategy. Add additional language about the Fund’s option strategy.

Response: Comment complied with. The Adviser has clarified that market exposure will be created by investment in options rather than direct investment in other funds or exchange traded funds. Please also note that the Fund’s name will be changed to IPS Strategic Capital Absolute Return Fund.

Summary - Expense Example

2.	Comment: Add a second expense example since the Fund has a contingent deferred sales charge.

Response: Comment complied with.

Summary - Principal Investment Strategy of the Fund

3.
Comment: The sixth sentence of the second paragraph states, “Accordingly, the Fund retains all put premium income collected during market advances.” Clarify and consider being more specific as to how put premium income would be retained.

Securities and Exchange Commission
WP Trust
April 15, 2016

Response: Comment complied with. The sentence now reads:

“Accordingly, the Fund gains income collected when the value of the underlying index or ETF from which the option is derived advances.”

4.
Comment: The first sentence of the third paragraph states, “Options may also be used to protect the Fund’s investments against changes resulting from market conditions…” Clarify the types of investments made by the Fund and whether the Fund holds underlying securities or only invests in put and call options.

Response: Comment complied with. The Adviser has added language stating that the “Fund buys and sells both put and call exchange-traded listed options to establish exposure to the overall market. The Fund does not intend to invest directly in equity securities, mutual funds or other exchange traded funds.”

5.
Comment: The first sentence of the fifth paragraph states, “The Adviser rebalances the Fund’s investments as the Adviser deems necessary and appropriate.” Please clarify what the Adviser means by “rebalance,” as well as the meaning of the phrase, “necessary and appropriate.”

Response: Comment complied with. The updated sentence reads as follows:

“The Adviser reallocates the Fund’s investments continually to be commensurate with the risk profile that the Adviser deems appropriate for the Fund.”

6.
Comment: The last sentence of the fifth paragraph states, “The Fund may also invest in securities and other investments not described in this prospectus.” Consider deleting or stating that the Fund’s principal investment strategies are described in the Fund’s prospectus and the Fund’s non-principal investment strategies are described in the Fund’s Statement of Additional Information.

Response: The referenced sentence has been deleted.

Summary - Principal Risks of Investing in the Fund

7.	Comment: The last sentence of the first paragraph states, “Generally, the Fund will be subject to the following additional risks.” Consider replacing “additional” with “principal.”

Response: Comment complied with.

8.	Comment: Regarding the “Shares of Other Investment Companies and ETFs risk,” clarify how the Fund uses investment companies and ETFs as a principal strategy.

Securities and Exchange Commission
WP Trust
April 15, 2016

Response: Because the Adviser does not intend to invest directly in shares of other investment companies and/or exchange traded funds, this section has been deleted.

9.	Comment: Regarding the Adviser’s investment in cash and/or cash equivalents, please describe any applicable cash drag risk and whether a large portion of the Fund would be held in cash.

Response: The Adviser has added the following sentence within the Fund’s principal investment strategies: “The Fund intends to hold cash and cash equivalents to collateralize the option positons in the Fund, and not as a separate principal investment strategy.” As such, the Adviser does not believe that there will be any cash drag risk.

10.
Comment: The fourth sentence of “Options risk” states, “The Fund will receive a premium from the purchaser of a covered call option sold by the Adviser, which it retains whether or not the option is exercised.” Since this sentence is more strategy-related, please move it to the strategy section of the Fund’s prospectus. Also, this is the only mention of covered calls in the Fund’s prospectus. Disclose if covered calls are a principal strategy of the Fund.

Response: Because covered calls are not a principal investment strategy of the Fund, the sentence has been deleted.

11.	Comment: Consider consolidating “Options Strategy risk” with “Options risk.”

Response: “Options risk,” Options Strategy risk,” and “Limits on Options Selling risk” have been consolidated within the summary and statutory prospectus.

12.	Comment: Regarding “Derivatives risk,” if the Fund is using derivatives to create leverage, add a more in-depth discussion of derivatives to the principal strategy section of the prospectus.

Response: The Adviser does not intend to create leverage through derivatives. The Adviser has added a sentence that reads: “The Fund seeks to use leverage to modify portfolio risk to equal to, or be less than that of, the market in total.”

Summary – Performance

13.	Comment: Provide disclosure required by Item 4(b)(2)(i) of Form N-1A.

Response: Comment complied with.

Summary – Portfolio Manager

14.	Comment: Provide the month and year that the portfolio manager began managing the Fund.

Securities and Exchange Commission
WP Trust
April 15, 2016

Response: Comment complied with.

Investment Objective, Strategies, Risks and Portfolio Holdings

15.	Comment: Please roll forward any applicable comments from previous sections in the Fund’s prospectus to the “Investment Objective, Strategies, Risks and Portfolio Holdings” section.

Response: Comment complied with.

16.	Comment: If direct investment in ETFs is not a principal investment strategy, consider reducing prominence of “What is an Exchange-Traded Fund (‘ETF’)?” box on page 6.

Response: Comment complied with.

17.	Comment: Consider consolidating the section entitled “Non-diversified Fund” with “Non-diversified fund risk.”

Response: Comment complied with.

18.	Comment: Consider consolidating the sections on portfolio turnover with “Active Trading risk.”

Response: Comment complied with.

19.	Comment: If “Exchange-Traded Funds and other funds risk” does not have has a corresponding principal investment strategy, please remove as a principal risk.

Response: Comment complied with.

20.	Comment: Consider consolidating “Market risk” with “Equity risk,” and please confirm that market risk is a principal risk of the Fund.

Response: The Registrant has removed “Equity risk,” and confirms that Market risk is a principal risk of the Fund.

Similar Accounts Historical Performance

21.	Comment: Disclose in the prospectus whether the performance includes all accounts managed in a substantially similar style by the Adviser and not simply the individual portfolio manager.

Response: All discretionary accounts managed by the Adviser are included.

Securities and Exchange Commission
WP Trust
April 15, 2016

22.	Comment: Clearly identify that all accounts managed by the Adviser that achieved the performance results are managed by the listed portfolio manager.

Response: Comment complied with.

23.
Comment: Supplementally state whether any accounts were excluded from the performance calculation. If accounts were excluded, explain the reasons for the exclusions and represent that the exclusion does not materially change the performance results in the prospectus.

Response: All discretionary accounts have been included in the performance calculation.

24.
Comment: State whether SEC methodology was used in calculating similar accounts’ historical performance. If not, state how the methodology differs from the SEC methodology. Also, the disclosure states that “…periodic returns are geometrically linked which is a method of compounding separately calculated returns.” Explain in plain English what is meant by “geometrically linked.”

Response: The SEC methodology was not used in calculating performance. The following footnote has been included following the Similar Accounts Historical Performance table.

“The performance of the Accounts, which is unaudited, has been computed by the Adviser in accordance with Global Investment Performance Standards (GIPS®). The performance was calculated in a manner different from the standardized methodology promulgated by the Securities and Exchange Commission under the 1940 Act and used by mutual funds to calculate performance and results in performance data different from that derived from the standardized methodology. Returns include reinvestment of all dividends and interest, other income, realized and unrealized gains or losses, and are net of all brokerage commissions, execution costs and without provision for federal or state income taxes. Securities transactions are accounted for on trade date, with dividends and other earnings accounted for on a cash basis. Cash and cash equivalents are included in performance returns. Unlike the standard methodology promulgated by the Securities and Exchange Commission, monthly returns combine each individual account’s return (calculated on a time-weighted rate of return basis that is revalued daily) by asset- weighting each account’s asset value as of the beginning of each month, and annual returns are calculated by geometrically linking the monthly returns.”

25.	Comment: Confirm that the similar accounts historical performance is net of all fees.

Securities and Exchange Commission
WP Trust
April 15, 2016

Response: The similar accounts historical performance is net of all fees.

26.	Comment: Supplementally state whether the presented similar accounts historical performance is net of the same fees as that charged to the Fund.

Response: The similar accounts historical performance is net of the 1.00% investment advisory fee charged by the Adviser, and the Fund’s management fee is also 1.00%; however, the total expense ratio of Fund exceeds 1.00%.

27.	Comment: Supplementally confirm that the Adviser maintains all records necessary to calculate similar accounts historical performance in accordance with Rule 204-2(a)(16) of the Advisers Act.

Response: The Trust confirms that the Adviser has represented that it maintains records relating to its investment advisory business, according to Rule 204-2(a) of the Investment Advisers Act of 1940, as amended.

Investing in the Fund

28.
Comment: The fifth and sixth sentences of the first paragraph in the section, “Determining the Fund’s Net Asset Value,” reference Fund securities primarily traded on foreign markets. Please supplementally state whether foreign investments are a principal investment strategy of the Fund.

Response: Investment in foreign securities is not a principal investment strategy of the Fund.

Statement of Additional Information (“SAI”)

29.	Comment: Confirm whether the hedging disclosure on page 7 of the SAI more properly belongs as a principal investment strategy in the Prospectus.

Response: The hedging activities listed in the SAI, where not otherwise already described in the prospectus, are not principal investment strategies of the Fund.

30.
Comment: With regard to the Fund’s potential investment in bank loans, please include risk disclosure including: liquidity risk (i.e., bank loans may take longer than seven days to settle); how liquidity needs are addressed; and that bank loans are not covered by the federal securities laws.

Response: The Fund does not intend to invest in bank loans, assignments or participations. The Trust includes the following language on page 12 of the SAI:

“There are risks involved in investing in Participations and Assignments. The Fund may have difficulty disposing of them because there is no liquid market for such securities. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Fund’s ability to dispose of particular Participations or Assignments when necessary to meet the Fund’s liquidity needs or in response to a specific economic event, such as deterioration in the creditworthiness of the Borrower. The lack of a liquid market for Participations and Assignments also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund’s portfolio and calculating its net asset value. Participations and Assignments are typically not subject to the federal securities laws.”

Securities and Exchange Commission
WP Trust
April 15, 2016

31.	Comment: Please disclose whether the Trust has a lead independent trustee, and if so, describe that individual’s role and duties.

Response: The Trust does not have a lead independent trustee.

Securities and Exchange Commission
WP Trust
April 15, 2016

************

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of WP Trust

cc:	Ms. Marianne Dobelbower
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Dominick Paoloni
IPS Strategic Capital, Inc.
215 S. Wadsworth Blvd., Suite 540
Denver, CO 80226